UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-38455

MorphoSys AG

(Exact name of registrant as specified in its charter)

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

On July 12, 2024, MorphoSys AG (“MorphoSys”) published an ad hoc announcing Novartis BidCo Germany AG submitted a specified request (konkretisiertes Verlangen) to the MorphoSys Management Board to convene the MorphoSys Annual General Meeting to resolve on the transfer of shares held by MorphoSys’ minority shareholders to Novartis BidCo Germany AG against adequate cash consideration.

Also on July 12, 2024, MorphoSys issued a press release announcing that it has given formal notice to the Nasdaq Stock Market of its intention to voluntarily delist its American Depositary Shares (“ADSs”) from the Nasdaq Global Market and to deregister the ADSs under Section 12(b) of the Securities Exchange Act of 1934.

Exhibits

99.1	Ad Hoc Announcement, dated July 12, 2024

99.2	Press Release, dated July 12, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MorphoSys AG

Date: July 12, 2024	By:	/s/ i.V. Julia Neugebauer
		Name:	Dr. Julia Neugebauer
		Title:	Global Head of IR

Date: July 12, 2024	By:	/s/ i.A. Isabelle Degbegni
		Name:	Isabelle Degbegni
		Title:	Director Investor Relations